#102 - 930 West 1st Street, North Vancouver, BC V7P 3N4	www.braintech.com

August 12, 2005

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Brad Skinner

Accounting Branch Chief

Room 4561

Dear Sirs:

Re:	Braintech, Inc.

Form 10-KSB for the Year Ended December 31, 2004

Filed March 30, 2005

Form 10-QSB for the Quarter Ended march 31, 2005

Filed May 16, 2005

File No. 0-24911

The management of Braintech takes very seriously its responsibility to provide full and complete disclosure to shareholders and to the public in general. In this regard, we welcome your assistance in our compliance with the applicable disclosure requirements and the enhancement of the overall disclosure in our filings.

SEC Comment 1. – Report of Independent Registered Public Accounting Firm

We note that your auditor’s report does not appear to be signed by the firm that issued the opinion. Please explain to us how this audit report complies with Rule 2002(a)(2) of Regulation S-X

Response

Prior to filing the Form 10-KSB for the Year Ended December 31, 2004, the Company received a signed Report of Independent Registered Public Accounting Firm dated February 7, 2005, except for note 18, which is dated as of March 10, 2005, and a consent letter dated March 29, 2005 to incorporate by reference that report which appears in the December 31, 2004, annual report on Form 10-KSB, into certain 1933 Act registration statements. It appears that in the Edgarization process prior to submission, the electronic signature of KPMG Chartered Accountants was inadvertently omitted from their report (although it was not excluded from the consent).

SEC Comment 2. – Note 2.	Significant accounting policies

(e) Revenue Recognition, page F-6

Please provide us with the following information:

•	Clearly identify the products or services from which you derive material amounts of revenue;
•

Describe the material terms of the arrangements under which you provide your products or services. Include descriptions of terms that you consider to be non-standard and/or non-routine and distinguish between terms offered to direct and indirect customers;

•	Identify the elements included in each material type of sales transaction;
•	Identify all criteria considered in determining when to recognize revenue and explain how you determine when each of the identified criteria have been met;
•

For transactions with multiple elements, indicate how you determine the criteria have been met to be considered a separate unit of accounting and how the timing and amount of revenue attributable to individual elements is determined;

•

Identify all authoritative literature that you have relied on in developing your revenue recognition policies. Indicate your basis for concluding that the identified literature is applicable, and that your policies comply with that literature;

•

Identify any contingencies such as rights of return, price protection, conditions of acceptance, warranties, etc., explain the material terms of such provisions in your arrangements and describe how these contingencies affect revenue recognition; and

•	Explain your policy for deferring costs related to deferred revenue and identify the authoritative literature that supports your deferral and subsequent recognition of these costs.

Additionally, explain to us how you considered paragraph 12 of APB No. 22 in determining the extent of your revenue recognition policy disclosures.

The Company will include the following Revenue Recognition note in the Critical Accounting Policies and Changes to Existing Accounting Policies section of its Annual Report on Form 10-KSB for the year ended December 31, 2005.

“The Company derives the majority of its revenue from the sale of its software product eVisionFactory (“eVF”). eVF is a software platform that houses many components related to machine vision and robot guidance. As the Company’s arrangements involve the sale or licensing of software systems and related services, it recognizes revenue in accordance with Statement of Position 97-2, “Software Revenue Recognition”, and related literature, when there is persuasive evidence of an arrangement, delivery has occurred, the fee is fixed or determinable, and collectibility is probable. A description of the application of SOP 97-2 to the Company is provided below.

Sales are made to customers pursuant to written contracts that specify the nature of the elements purchased, price, payment terms, delivery and other terms and conditions commonly identified in such sales contracts. When the Company sells its software, it includes post contract customer support (“PCS”), which is primarily a bundled twelve month support and maintenance package provided at no extra charge to the customer. Contractual arrangements with multiple deliverables are known as multiple element arrangements. The contracts may, at the customer’s option, include deliverables other than software, including training of customer’s personnel on the use of eVF and assistance in the initial setup and calibration. Such services are able to be accounted for separately from the software element as the services (a) are not essential to the functionality of the software element of the transaction and (b) are described in the contract such that the total price of the arrangement would vary as the result of the inclusion or exclusion of the services. These arrangements do not include rights of return or price protection features.

The Company allocates revenue between the delivered and undelivered elements in multiple element arrangements by using the residual method. Under this method, the vendor-specific objective evidence (“VSOE”) of the undelivered elements is deducted from the total arrangement consideration with the residual amount recognized as revenue related to the delivered element. The VSOE of the undelivered elements is determined by reference to substantive renewal prices available to the customer for PCS at the end of the bundled one year term. For services related to solution development, the integration process, or training, price lists are available to and charged by the Company to its customers that specify substantive fees on a per diem basis.

For software elements, revenue is recognized and delivery occurs when the customer acknowledges the successful setup of the software with the customer’s robot and robot controller. For PCS, revenue is recognized straight line over the term of the PCS arrangement. For other services, revenue is recognized as performance occurs in accordance with contractual arrangements.

Payment terms are generally net 30 days. The Company has had no significant bad debts experience.

Costs associated with deferred revenues are expensed as they occur.”

As the Company’s revenue has principally arisen from a limited number of customer arrangements, historically there has not been material deferred revenue related to undelivered elements or the requirement for significant judgments and, accordingly, considered it’s previously disclosed revenue recognition accounting policy to provide sufficient description of the basis of accounting applied. However, the Company recognizes that undelivered elements could, in the future, become more significant to its revenue recognition and, accordingly, concurs with staff’s request for more expansive note disclosure. The Company believes that judgments regarding its revenue recognition policies are appropriate in the circumstances and are in compliance with the applicable authoritative literature.

SEC Comment 3. – Item 8A. Controls and Procedures

Changes in Internal Controls

We note that your disclosures do not appear to conform to the requirements of Item 308(c) of Regulation S-B. Please confirm to us that you did not have any changes in your internal controls over financial reporting that occurred during the fourth quarter of 2004 or the first quarter of 2005 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. In addition, explain how you considered the guidance in Item 308© of Regulation S-B and the related Exchange Act Rule 13a-15(d) for purposes of providing these disclosures in your 2004 Form 10-K and Form 10-QSB for the quarter ended March 31, 2005.

The Company will include the following paragraph under Item8A to its Annual Report on Form 10-KSB for the year ended December 31, 2005 and under Item 3 to its Quarterly Report on Form 10-QSB for the period ended September 30, 2005 and all subsequent periods.

“Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during our last fiscal quarter (which is the fourth quarter in the case of an annual report) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.”

In accordance with the guidance in Item 308 (c) of Regulation S-B, the Company maintains evidential matter, including documentation, to provide reasonable support for management’s conclusion that there were no changes in internal control over financial reporting.

In connection with the Company’s response to your comments the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly

/s/ Owen Jones/s/ Edward White

Owen Jones	Edward White
Chief Executive Officer	Chief Financial Officer